Exhibit 99.1

Convertible Note Purchase Agreement

This Convertible Note Purchase Agreement (this “Agreement”), dated as of [   ], is entered into by and between MicroCloud Hologram Inc., a Cayman Islands exempted company (the “Company”), and the purchaser identified on the signature page hereto (including its successors and assigns, the “Purchaser”).

A. The Company and the Purchaser are executing and delivering this Agreement in reliance upon an exemption from securities registration afforded by the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder by the United States Securities and Exchange Commission.

B. The Purchaser desires to purchase and the Company desires to Issue and sell, upon the terms and conditions set forth in this Agreement, that certain Convertible Promissory Note in the form attached hereto as Exhibit A, in the original principal amount of US$[ ] (the “Note”). The Note shall be convertible into ordinary shares of par value US$0.001 each of the Company (“Shares”), upon the terms and subject to the limitations and conditions set forth in the Note.

C. This Agreement, the Note, and all other certificates, documents, agreements, resolutions and instruments delivered to any party under or in connection with this Agreement, as the same may be amended from time to time, are collectively referred to herein as the “Transaction Documents”.

D. For purposes of this Agreement: “Conversion Shares” means all Shares issuable upon conversion of all or any portion of the Note; and “Securities” means the Note and the Conversion Shares.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

1. Purchase and Sale of Securities.

1.1. Purchase of Securities. The Company shall issue and sell to Purchaser and each Purchaser shall purchase from the Company the Note. In consideration thereof, the Purchaser shall pay the purchase price in an amount equal to [  ]% of the original principal amount of the Note (the “Purchase Price”) to the Company.

1.2. Form of Payment. On the Closing Date (as defined below), the Purchaser shall pay the Purchase Price to the Company via wire transfer of immediately available funds against delivery of the Note.

1.3. Closing Date. Subject to the satisfaction (or written waiver) of the conditions set forth in Section 5 and Section 6 below, the date of the issuance and sale of the Note pursuant to this Agreement (the “Closing Date”) shall be within 30 days after the date of this Agreement, or another mutually agreed upon date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the Closing Date by means of the exchange by email of signed .pdf documents, but shall be deemed for all purposes to have occurred at the Company’s principal executive offices in Shenzhen, People’s Republic of China.

2. Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Company that as of the date hereof and as of the Closing Date as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. The Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, and on the Closing Date, it will be either: (i) an “accredited investor” as defined in Rule 501(a) under the 1933 Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the 1933 Act. If it is not a U.S. Person (as defined in Regulation S), the Purchaser (i) acknowledges that the certificate(s) representing or evidencing the Conversion Shares shall contain a customary restrictive legend restricting the offer, sale or transfer of any Conversion Shares except in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration, (ii) agrees that all offers and sales by the Purchaser of the Conversion Shares shall be made pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption from, or a transaction not subject to the registration requirements of, the 1933 Act, (iii) represents that the offer to purchase the Securities was made to the Purchaser outside of the United States, and the Purchaser was, at the time of the offer and will be, at the time of the sale and is now, outside the United States, (iv) has not engaged in or directed any unsolicited offers to purchase Securities in the United States, (v) is not a Distributor (as such terms are defined in Rule 902(k) and 902(d), respectively, of Regulation S), (vi) has purchased the Securities for its own account and not for the account or benefit of any U.S. Person, (vii) is the sole beneficial owner of the Securities and has not pre-arranged any sale with the Purchaser in the United States, and (viii) is familiar with and understands the terms and conditions and requirements contained in Regulation S, specifically, without limitation, the Purchaser understands that the statutory basis for the exemption claimed for the sale of the Securities would not be present if the sale, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

(c) Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(d) Restricted Securities. The Purchaser acknowledges that absent an effective registration under the 1933 Act, the Securities may only be offered, sold or otherwise transferred (i) to the Company, or (ii) pursuant to an exemption from registration under the 1933 Act.

(e) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and all reports, schedules, forms, statements and other documents filed by the Company under the 1933 Act and Securities Exchange Act of 1934, as amended (the “1934 Act”), including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f) General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to our knowledge, any other general solicitation or general advertisement.

3. Company’s Representations and Warranties. The Company represents and warrants to the Purchaser that as of the Closing Date:

(a) Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and each subsidiary of the Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business in all material respects in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchaser and the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(c) Issuance of the Conversion Shares. The Conversion Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company.

(d) Capitalization. All issued and outstanding ordinary shares have been duly authorized and validly issued and are fully paid and non-assessable, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right or right of first refusal.

(e) No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, will not (i) result in a violation of the Memorandum and Articles, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement to which the Company is a party, or (iii) result in a violation of any law applicable to the Company or by which any property or asset thereof is bound, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under the Transaction Documents to which it is a party.

(f) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such filings as are required to be made under applicable federal securities laws and the laws of the PRC.

(g) No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

3. Company Covenants. Until all of Company’s obligations under the Note are paid and performed in full, or within the timeframes otherwise specifically set forth below, so long as Purchaser beneficially owns Company’s securities, Company will at all times comply with the following covenants: (i) Company will timely file on the applicable deadline all reports required to be filed with the SEC pursuant to Sections 13 or 15(d) of the 1934 Act, and will take all reasonable action under its control to ensure that adequate current public information with respect to Company, as required in accordance with Rule 144 of the 1933 Act, is publicly available, and will not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination; (ii) the Ordinary shares shall be listed or quoted for trading on NYSE or NASDAQ; (iii) trading in Company’s Ordinary shares will not be suspended, halted, chilled, frozen, reach zero bid or otherwise cease trading on Company’s principal trading market; (iv) from the Closing Date until five (5) days after the Note is satisfied in full, Company will not make any Restricted Issuance (as defined below) without Purchaser’s prior written consent, which consent may be granted or withheld in Purchaser’s sole and absolute discretion; (v) while Company may raise any capital it deems necessary for its operations, Company shall not enter into any agreement or otherwise agree to any covenant, condition, or obligation that locks up, restricts in any way or otherwise prohibits Company: (a) from entering into a variable rate transaction with Purchaser or any affiliate of Purchaser, or (b) from issuing Ordinary shares, preferred stock, warrants, convertible notes, other debt securities, or any other Company securities to Purchaser or any affiliate of Purchaser; and (vi) on or before [   ], Company will file a Form 424B prospectus supplement to its registration statement on Form F-3 (No. 333-248197) for the registration of $[   ] in Conversion Shares (as defined in the Note) (or an amount agreed to between Company and Purchaser) for any conversion by Purchaser under the Note.

4. Conditions to Company’s Obligation to Sell. The obligation of the Company hereunder to issue and sell the Securities to the Purchaser at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions:

4.1. The Purchaser shall have executed this Agreement and delivered the same to the Company.

4.2. The Purchaser shall have delivered the Purchase Price to the Company in accordance with Section 1.2 above.

5. Conditions to Purchaser’s Obligation to Purchase. The obligation of the Purchaser hereunder to purchase the Securities at the Closing is subject to the satisfaction, on or before the Closing Date, of each of the following conditions, provided that these conditions may be waived by the Purchaser at any time in its sole discretion:

5.1. The Company shall have executed this Agreement and the Note and delivered the same to the Purchaser.

5.2. The Company shall have delivered to the Purchaser fully executed copies of all other Transaction Documents required to be executed by the Company herein or therein.

6. Miscellaneous.

6.1. Termination. This Agreement may be terminated by the Company by written notice to the Purchaser if the Closing has not been consummated on or before January 30, 2024.

6.2. Governing Law; Dispute Resolution. This Agreement shall be governed by and construed exclusively in accordance with the laws of New York, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction to the rights and duties of the parties hereunder. The Company and the Purchaser agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Agreement including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each, a “Dispute”).

6.3. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4. Headings. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

6.5. Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

6.6. Entire Agreement. This Agreement, together with the other Transaction Documents, contains the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. For the avoidance of doubt, all prior term sheets or other documents between Company and the Purchaser, or any affiliate thereof, related to the transactions contemplated by the Transaction Documents (collectively, “Prior Agreements”), that may have been entered into between Company and the Purchaser, or any affiliate thereof, are hereby null and void and deemed to be replaced in their entirety by the Transaction Documents. To the extent there is a conflict between any term set forth in any Prior Agreement and the term(s) of the Transaction Documents, the Transaction Documents shall govern.

6.7. Amendments. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by both parties hereto.

6.8. Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (i) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer named below or such officer’s successor, or by facsimile (with successful transmission confirmation which is kept by sending party), (ii) the earlier of the date delivered or the third Business Day after deposit, postage prepaid, in the United States Postal Service by certified mail, or (iii) the earlier of the date delivered or the third Business Day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto (or at such other addresses as such party may designate by five (5) calendar days’ advance written notice similarly given to each of the other parties hereto). The address for such notices and communications shall be as set forth on the signature pages attached hereto. “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable laws to be closed in Beijing, Cayman Islands, Hong Kong or New York.

6.9. Successors and Assigns. This Agreement or any of the severable rights and obligations inuring to the benefit of or to be performed by the Purchaser hereunder may be assigned by the Purchaser to a third party, including its affiliates, in whole or in part, without the need to obtain Company’s consent thereto. Company may not assign its rights or obligations under this Agreement or delegate its duties hereunder without the prior written consent of the Purchaser.

6.10. Survival. The representations and warranties of Company and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Purchaser. Company agrees to indemnify and hold harmless the Purchaser and all its officers, directors, employees, attorneys, and agents for loss or damage arising as a result of or related to any breach or alleged breach by Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

6.11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.12. Purchaser’s Rights and Remedies Cumulative. All rights, remedies, and powers conferred in this Agreement and the Transaction Documents are cumulative and not exclusive of any other rights or remedies, and shall be in addition to every other right, power, and remedy that the Purchaser may have, whether specifically granted in this Agreement or any other Transaction Document, or existing at law, in equity, or by statute, and any and all such rights and remedies may be exercised from time to time and as often and in such order as the Purchaser may deem expedient.

6.13. Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

6.14. No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

6.15. Waiver. No waiver of any provision of this Agreement shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the undersigned the Purchaser and the Company have caused this Agreement to be duly executed as of the date first above written.

[signature page to follow]

PURCHASER:

By:
Printed Name:
Title:

Address for Notice:
Email:

Telephone:

COMPANY:

MicroCloud Hologram Inc.

By:
Printed Name:
Title:

Address for Notice:
Email:

Telephone:

[Signature Page to Convertible Note Purchase Agreement]

EXHIBIT A